UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)

                  Under the Securities and Exchange Act of 1934

                               INPRISE CORPORATION
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    45766C102
                                    ---------
                                 (CUSIP Number)

                                  Robert Coates
                            5501 LBJ Freeway, Ste 815
                               Dallas, Texas 75240
                                  972-239-5065

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 August 16, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

         ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         -----------------------------------------------------------------------
                   RESPECT TO SECURITIES OF THE ISSUER
                   -----------------------------------

         On August 16, 1999, C. Robert Coates, acting in his capacity as a director of Inprise Corporation, filed a civil action in Delaware against Inprise, Dale Fuller, William Hooper, David Heller, William F. Miller and Harry
J. Saal. A copy of the Complaint is attached as Exhibit 2.


         ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------------------

          Exhibit No.         Description
          -----------         -----------

               1 Agreement dated May 7, 1999 (previously filed with Amendment No. 1).

               2 Civil Action No. 17372-NC, Complaint in the Court of Chancery of the State of Delaware in and for New Castle County against Inprise Corporation, Dale Fuller, William Hooper, David Heller, William F. Miller and Harry J. Saal.


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 17, 1999
------------------------------------
Date


Management Insights, Inc. by

/s/ Robert Coates
------------------------------------
Robert Coates, Chairman & CEO


/s/ Robert Coates
------------------------------------
Robert Coates